For Immediate Release
February 20, 2013
Manulife Financial announces Subordinated Debenture issue

TORONTO - The Manufacturers Life Insurance Company (“MLI”), the Canadian insurance company subsidiary of Manulife Financial Corporation, announced today that it intends to issue $200 million principal amount of 2.819% fixed/floating subordinated debentures due February 26, 2023 (the “Debentures”). MLI intends to file a prospectus supplement to its November 11, 2011 base shelf prospectus in respect of this issue.

"Our financing activities take into account future refinancing needs. We have taken the opportunity to issue subordinated debt in favourable markets," said Senior Executive Vice President and Chief Financial Officer Steve Roder.

The Debentures will bear interest at a fixed rate of 2.819% for five years and thereafter at a rate of 0.95% over the three month CDOR. The Debentures mature on February 26, 2023.

Subject to prior regulatory approval, MLI may redeem the Debentures, in whole or in part, on or after February 26, 2018 at a redemption price equal to par, together with accrued and unpaid interest to the date fixed for redemption. The Debentures will constitute subordinated indebtedness, ranking equally and rateably with all other subordinated indebtedness of MLI from time to time issued and outstanding.

The Debentures will be fully and unconditionally guaranteed on a subordinated basis by Manulife Financial Corporation, as to payment of principal, premium, if any, interest and redemption price, if any.

The offering is being done on a best efforts agency basis by a syndicate co-led by RBC Capital Markets and BMO Capital Markets and consisting of CIBC World Markets, Scotiabank, TD Securities, Bank of America Merrill Lynch, National Bank Financial, HSBC Securities (Canada), Desjardins Securities, Laurentian Bank Securities, Canaccord Capital and Manulife Securities. The offering is expected to close on February 25, 2013.

The net proceeds from the offering will be utilized for general corporate purposes, including refinancing debt.

The Debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife Financial

Manulife Financial is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Clients look to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife Financial and its subsidiaries were C$532 billion (US$535 billion) as at December 31, 2012. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com.

Media inquiries: Laurie Lupton 416-852-7792 laurie_lupton@manulife.com	Investor Relations: Steven Moore 416-926-6495 steven_moore@manulife.com Anique Asher 416-852-9580 anique_asher@manulife.com